UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2024

Azul Updates the Market on its
Negotiations with Creditors

São Paulo, November 14, 2024 – Azul S.A. (“Azul”) (B3: AZUL4, NYSE: AZUL) today updates the market on its comprehensive restructuring and recapitalization transactions (the “Transactions”).

On October 28, 2024, Azul announced that it had negotiated an agreement with its existing bondholders for up to U$$500 million in additional funding, considerably strengthening Azul’s liquidity and financial position. In addition to advancing the implementation of the Transactions as described herein, Azul continues to collaboratively negotiate with its lessors, original equipment manufacturers (“OEMs”) and vendors for additional mutually-beneficial cash flow improvements, building upon the commercial agreements reached with lessors and OEMs announced on October 7, 2024.

Transaction Overview

The Transactions include the following components:

•	an agreement to provide up to US$500 million in Superpriority Notes (as defined below), with US$150 million provided on October 30, 2024 (the “Initial Notes”) and an additional US$250 million in Superpriority Notes expected before the end of December 2024, with the potential to unlock a further US$100 million in proceeds of Superpriority Notes upon satisfaction of the Delayed Draw Conditions (as defined below);
•	agreements to improve cash flow by more than US$150 million by reducing certain lessors and OEMs obligations over the next 18 months;

•	a collaborative effort to seek additional cash flow improvements of approximately US$100 million per year from lessors, OEMs and vendors; and

•	potential equitization of up to US$806.5 million of 2L Notes (as defined below), with the phased-in equitization being conditional on the satisfaction of certain terms referred to below, together leading to a reduction of almost US$100 million in interest payments per year, in each case, subject to certain terms and conditions, including the negotiation of definitive agreements, as further detailed in the summary term sheet for the Transactions (“Term Sheet”) that Azul available on its Investor Relations website. The Transactions include the components described below.

Initial Notes

On October 30, 2024, the Supporting Bondholders (as defined below) provided US$150 million in gross proceeds to Azul pursuant to the issuance of the Initial Notes. Azul Secured Finance II LLP (the “Issuer”) issued US$157.5 million principal amount of Initial Notes (inclusive of certain fees paid in kind), which Initial Notes are guaranteed by Azul and its subsidiaries (other than certain immaterial subsidiaries) (the “Guarantors”). The Initial Notes mature on January 28, 2025. The Initial Notes bear interest at a floating rate of SOFR plus 8.25% (if paid in cash) or SOFR plus 10.75% (if paid as PIK).

The Initial Notes are secured on a “first-out” basis by the following collateral: (i) the Shared Collateral (as defined below), (ii) the Azul Cargo Collateral (as defined below), (iii) the TAP Notes (as defined below), and (iv) certain credit card receivables generated by the passenger airline operations of Azul Linhas Aéreas Brasileiras S.A. under the American Express, Diners, Elo and (above a specified threshold) Mastercard brands.

Superpriority Notes

The Supporting Bondholders have agreed to provide up to US$500 million in senior secured notes (the “Superpriority Notes”) to be issued by the Issuer, guaranteed by the Guarantors and secured on a “superpriority” basis as described below. The Superpriority Notes will bear interest at a floating rate of SOFR plus 8.25% (if paid in cash) or SOFR plus 10.75% (if paid as PIK), payable quarterly.

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Material Fact November | 2024

On the date that the Superpriority Notes are issued (the “Closing Date”), which Azul currently expects to occur before the end of December 2024, (a) the outstanding US$157.5 million principal amount of Initial Notes will be replaced by the Superpriority Notes, and (b) additional Superpriority Notes will be issued by the Issuer, together raising US$500 million in gross proceeds, of which US$100 million will be “Escrow Proceeds”. The Escrow Proceeds will be deposited into a US-based account pledged as part of the Collateral Package (the “Delayed Draw Escrow Account”), which Escrow Proceeds shall be released to Azul upon satisfaction of certain conditions relating to the achievement of certain cash flow improvements obtained from lessors, OEMs and vendors (the “Delayed Draw Conditions”).

The Superpriority Notes will be secured at the top of the payment priority waterfall by the following collateral (“Collateral Package”) in accordance with a new intercreditor agreement to be entered into in respect of the indebtedness and other obligations to be secured by the Collateral Package (the “Intercreditor Agreement”):

•	Shared Collateral: (i) certain receivables generated by Azul Fidelidade, Azul’s loyalty program and the Azul Viagens travel package business, (ii) certain intellectual property of Azul Fidelidade and the Azul Viagens business, and (iii) certain Azul airline intellectual property (together, the “Shared Collateral”), all of which currently secures the Initial Notes, the Existing Notes (as defined below) and the Convertible Debentures (as defined below), among other indebtedness;

•	Azul Cargo Collateral: certain credit and debit card receivables generated by Azul Cargo and certain intellectual property used by Azul Cargo (together, the “Azul Cargo Collateral”), all of which currently secures the Initial Notes and the 2L Notes, among other indebtedness;

•	TAP Notes: the Series A 7.500% Bonds due 2026 issued by Transportes Aéreos Portugueses, SGPS, S.A. that are held by Azul, with a principal amount of €90 million plus PIK interest (the “TAP Notes”), which currently secure the Initial Notes; and

•	Delayed Draw Escrow Account: US$100 million of Escrow Proceeds subject to release upon satisfaction of the Delayed Draw Conditions within four months following the Closing Date.

The Superpriority Notes shall be issued on a private placement basis to certain holders of the Existing Notes and Convertible Debentures. The Term Sheet provides that (a) 80% of the Superpriority Notes shall be reserved for holders of Azul’s 11.930% senior secured first out notes due 2028 (the “1L Notes”) and Azul’s convertible debentures (the “Convertible Debentures”), and (b) 20% of Superpriority Notes shall be reserved for holders of Azul’s 11.500% senior secured second out notes due 2029 (the “2029 Notes”) and Azul’s 10.875% senior secured second out notes due 2030 (the “2030 Notes”, and together with the 2029 Notes, the “2L Notes”, and together with the 1L Notes, the “Existing Notes”), in each case, pro rata based on such holder’s holdings of outstanding 1L Notes, Convertible Debentures and 2L Notes, respectively.

Exchange Offers

To implement some of the Transactions, Azul shall launch exchange offers and consent solicitations (the “Exchange Offers”) in respect of the 1L Notes and the 2L Notes, respectively. Consummation of each of the Exchange Offers is a condition precedent to the issuance of the Superpriority Notes. Azul currently expects to launch the Exchange Offers before the end of November 2024. Azul will consummate the Exchange Offers at the same time as the issuance of the Superpriority Notes on the Closing Date, which Azul currently expects to occur before the end of December 2024.

•	1L Notes Exchange Offer: Pursuant to the terms of the Exchange Offer in respect of the 1L Notes, Azul expects to offer (subject to certain customary restrictions) holders of 1L Notes the opportunity to exchange their 1L Notes (on a par-for-par basis) for newly issued notes (the “New 1L Notes”) which will have substantially the same terms (including the same maturity date, interest payment dates and interest rate) as the 1L Notes, except that the New 1L Notes shall be secured by the Collateral Package on a “first out” basis (i.e., after payments on the Superpriority Notes, pari passu with the 1L Consent Fee Exchangeable Notes (as defined below) and prior to payments on the New 2L Notes) pursuant to the terms of the Intercreditor Agreement. All holders of 1L Notes that participate in the 1L Notes Exchange Offer will receive a 6.5% consent fee payable in newly issued exchangeable bonds (“1L Consent Fee Exchangeable Notes”) expected to be issued within 30 days following the Closing Date pursuant to mandatory exchange provisions to be included in the terms of the New 1L Notes without requiring any action on the part of the holders of the New 1L Notes.

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Material Fact November | 2024

•	2L Notes Exchange Offers: Pursuant to the terms of the Exchange Offers in respect of the 2L Notes, Azul expects to offer (subject to certain customary restrictions) holders of 2L Notes the opportunity to exchange their 2L Notes (on a par-for-par basis, and including incurred and unpaid interest thereon) for newly issued notes (the “New 2L Notes” and, together with the New 1L Notes, the “New Notes”) which will have substantially the same terms (including the same maturity date, interest payment dates and interest rate) as the 2L Notes of the relevant series, except that (a) the New 2L Notes shall be secured by the Collateral Package on a “second out” basis (i.e., after payments on the Superpriority Notes and after payments on the New 1L Notes and the 1L Consent Fee Exchangeable Notes) pursuant to the terms of the Intercreditor Agreement, and (b) the terms of the New 2L Notes will include the mandatory 2L Equitization.

The terms of each Exchange Offer shall also require holders of the relevant series of Existing Notes to consent to amendments to the terms of such Existing Notes to (a) remove substantially all of the restrictive covenants, certain events of default and other provisions in a customary exit consent solicitation, and (b) release all the collateral securing such Existing Notes. Therefore, subject to receipt of the requisite consents (which the relevant Supporting Bondholders have agreed to provide pursuant to the Transaction Support Agreement, as defined below), the Existing Notes that remain outstanding following consummation of the Exchange Offers will be unsecured obligations of Azul and the other obligors.

Consummation of the Exchange Offers shall be conditioned on, among other things, the participation of (a) at least 66.67% of the outstanding principal amount of each series of Existing Notes (which threshold shall be satisfied by the participation of the relevant Supporting Bondholders), and (a) at least 95.0% of the 2L Notes (taken together), and the issuance of the Superpriority Notes.

On October 30, 2024, the terms of the Existing Notes were amended with the consent of the requisite noteholders (being the Supporting Bondholders) to provide that Azul shall be entitled to elect to pay the quarterly interest payment on all of the Existing Notes payable on November 29, 2024 in the form of PIK interest (but not, for the avoidance of doubt, any other interest payment date thereafter). Therefore, if Azul elects to exercise this option (which Azul currently expects to do), Azul shall satisfy such interest payment on all Existing Notes by increasing the principal amount of the Existing Notes (the “PIK Interest Payment”). The terms of the Exchange Offers shall provide for a cash payment equal to the amount of the PIK Interest Payment to be paid on the Closing Date (with the remaining principal amount of the relevant Existing Notes being exchanged on a par-for-par basis for the relevant New Notes).

2L Equitization

The terms of the New 2L Notes to be issued pursuant to the 2L Notes Exchange Offers will include terms providing for the mandatory equitization of the New 2L Notes, as described below (the “2L Equitization”). Following consummation of the 2L Notes Exchange Offers, the 2L Equitization would be implemented through the mandatory exchange of the relevant principal amount of New 2L Notes for the relevant securities described below, without requiring any action on the part of the holders of the New 2L Notes.

Equitization into Preferred Shares / ADRs

The terms of the New 2L Notes will provide that the relevant principal amount of New 2L Notes will be mandatorily equitized into preferred shares of Azul (or ADRs representing preferred shares), as follows:

•	Phase I Equitization: 10% of the principal amount of the New 2L Notes (calculated as of the Closing Date) will be mandatorily exchanged for preferred shares / ADRs within 30 days following the Closing Date;

•	Phase II Equitization: 25% of the principal amount of the New 2L Notes (calculated as of the Closing Date) will be mandatorily exchanged for preferred shares / ADRs within 30 days following satisfaction of the Delayed Draw Conditions; and

•	Phase III Equitization: 12.5% of the principal amount of the New 2L Notes (calculated as of the Closing Date) will be mandatorily exchanged for preferred shares / ADRs within 30 days following completion of a primary follow-on equity offering raising gross proceeds to Azul of at least US$200 million.

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Material Fact November | 2024

Equitization into New 2L Exchangeable Notes

The terms of the New 2L Notes will also provide that 52.5% of the principal amount of the New 2L Notes (calculated as of the Closing Date) will be mandatorily exchanged for newly issued exchangeable notes (the “New 2L Exchangeable Notes”) within 30 days following the Closing Date. The New 2L Exchangeable Notes shall bear interest at a rate of 10.0% per annum (with 4.0% payable in cash and 6.0% payable as PIK). The New 2L Exchangeable Notes shall be secured by the Collateral Package on a “second out” basis (i.e., after payments on the Superpriority Notes, after payments on the New 1L Notes and the 1L Consent Fee Exchangeable Notes and pari passu with the New 2L Notes).

The New 2L Exchangeable Notes shall be in the form of a New York-law governed senior secured notes with a back-to-back structure providing for the issuance of ADRs upon the exercise of convertible debentures to be issued by Azul and held by the Issuer that are pledged for the benefit of such New 2L Exchangeable Notes. Among other provisions, the New 2L Exchangeable Notes will be mandatorily exchangeable at the option of Azul into ADRs no earlier than the first anniversary of the Closing Date, if (a) each phase of the three phases of equitization into ADRs described above has occurred (and 30 days has passed since the phase III equitization), and (b) the price of the preferred shares of Azul is at least 175% of the strike price of the underlying convertible debentures for 60 consecutive days.

Transaction Support Agreement

Azul entered into a transaction support agreement (the “Transaction Support Agreement”) dated October 27, 2024, between Azul, the Issuer, the Guarantors, Azul’s main controlling shareholder and an ad hoc group of holders of Existing Notes and Convertible Debentures (each as defined below) (the “Supporting Bondholders”). Subject to the terms and conditions set forth in the Transaction Support Agreement, the Supporting Bondholders have agreed to support and, as applicable, participate in the Transactions, on certain agreed-upon terms for the Transactions and certain terms to be finalized between Azul and the Supporting Bondholders prior to consummation of the relevant Transactions.

The Supporting Bondholders represent more than 66.7% of the 1L Notes, more than 66.7% of the 2029 Notes, more than 66.7% of the 2030 Notes, and 95.6% of the Convertible Debentures.

Pursuant to the Transaction Support Agreement, Azul, the Issuer, and the Guarantors agreed, among other things, to (a) support and take all steps reasonably necessary and desirable to consummate the Transactions in accordance with the Transaction Support Agreement, (b) consummate the issuance of the Initial Notes (which occurred on October 30, 2024) and the Superpriority Notes, the Exchange Offers, and 2L Equitization (as defined below), (c) negotiate in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Transactions as contemplated by the Transaction Support Agreement, (d) not to object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Transactions, and (e) comply with certain other customary negative covenants. In addition, Azul’s main controlling shareholder agreed, among other things, to support the relevant Transactions as provided therein.

Pursuant to the Transaction Support Agreement, the Supporting Bondholders agreed, among other things, to (a) support the Transactions as contemplated by, and within the timeframes outlined in, the Transaction Support Agreement, the Term Sheet and the definitive agreements to be entered into to govern the Transactions, (b) as applicable, purchase their applicable share of Superpriority Notes in accordance with the backstop agreement that is agreed to be entered into by the relevant Supporting Bondholders prior to launch of the Exchange Offers (as defined below), (c) participate in the Exchange Offers, (d) not object to, impede, or take any other action materially inconsistent with, or to interfere with, the acceptance or implementation of the Transactions or the definitive agreements to be entered into in connection therewith, (e) not take action to interfere with the acceptance, implementation, or consummation of the Transactions, (f) use commercially reasonable efforts to consummate the Transactions, and (g) comply with certain other customary negative covenants.

The Transaction Support Agreement is subject to satisfaction of certain conditions, including meeting specified milestones specified therein. The Transactions contemplated by the Transaction Support Agreement are also subject to the satisfaction of certain customary conditions.

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Material Fact November | 2024

Disclosure of Certain Projections and Other Non-Public Information

In connection with the negotiation of the Transactions contemplated by the Transaction Support Agreement, Azul entered into confidentiality agreements with the Supporting Bondholders, and Azul shared certain material non-public information with the Supporting Bondholders, which are available on its Investor Relations website to comply with cleansing provisions in such confidentiality agreements.

Certain information (“cleansing information”) was based solely on information available to Azul as of the date that such cleansing information was provided to the Supporting Bondholders. The cleansing information was not prepared with a view toward public disclosure, but rather was prepared for the internal use of Azul and provided to the Supporting Bondholders for the limited purpose of providing information to the Supporting Bondholders in connection with the negotiation of the Transactions. The cleansing information was not prepared for and does not reflect all of the potential impacts of the Transactions. The Supporting Bondholders have not independently verified the cleansing information and make no representations or warranties in relation to the cleansing information, including that no representation or warranty is made as to whether any such cleansing information satisfies any condition to the consummation of the Transactions.

The cleansing information shall not be construed as guidance by Azul in relation to its future results. The cleansing information should not be relied upon to make any investment decision with respect to Azul or any of its subsidiaries. The cleansing information includes certain potential values that were prepared for illustrative purposes only, and only in connection with the purpose for which such cleansing information was used and should not be relied upon for any purpose. The estimates, assumptions and other prospective financial information or projections contained in the cleansing information were accurate only as of the date such cleansing information was provided to the Supporting Bondholders, and such cleansing information is inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict accurately.

Azul makes no representation hereby regarding the accuracy of any cleansing information and does not undertake any obligation to publicly update the cleansing information to reflect circumstances existing after the date when the cleansing information was prepared or conveyed to the Supporting Bondholders, or to reflect the occurrence of events subsequent to such date, even in the event that any or all of the assumptions underlying the cleansing information become or are shown to be incorrect. The business, financial condition and results of operations of Azul may be materially affected by future events and developments and readers are also referred to “Forward-Looking Statements” below.

Except for the projections disclosed to the market today, all other information being disclosed on the date of this communication is exclusively to comply with the confidentiality obligations referred to above and is being immediately and completely discontinued.

Important Notes

This communication is for information purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction. This communication is not and shall not constitute (i) an offer to buy, or a solicitation of an offer to sell, the Existing Notes or any other securities, (ii) the solicitation of consents from any holders of the Existing Notes or any other securities, or (iii) an offer to sell, or the solicitation of an offer to buy, the New Notes, the 1L Consent Fee Exchangeable Notes, the New 2L Exchangeable Notes, ADRs, preferred shares of Azul or any other securities (together, “Securities”). There shall be no offering or sale of Securities, and no solicitation of consents from any holders of the Existing Notes or any other Securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer or solicitation will only be made pursuant to a separate disclosure or solicitation document and only to such persons and in such jurisdictions as permitted under applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Securities have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets. The issuance of the Securities has not been nor will the relevant Securities be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of any Securities in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the offering of the relevant Securities, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the relevant Securities will not be a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the relevant Securities to the public in

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Material Fact November | 2024

Brazil. The relevant Securities will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the US federal securities laws. These forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities, including the potential impacts of the material transactions referred to in this communication. Although we believe that any forward-looking statements are based upon reasonable assumptions in light of information currently available to us, any such forward-looking statements are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 and any other cautionary statements which may be made or referred to in connection with any such forward-looking statements.

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards.

For more information visit https://ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel: +55 11 4831 2880
invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer